                        Exhibit 4.3
DESCRIPTION OF COMMON SHARES
The common stock, without par value, of TimkenSteel Corporation is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). The following summary of our common shares is based on and qualified by our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), our Code of Regulations (the “Code of Regulations”), and applicable provisions of Ohio law. This summary is not complete. For a complete description of the terms and provisions of our common shares, refer to the Articles of Incorporation and Code of Regulations, both of which are filed as exhibits to our Annual Report on Form 10-K.
Authorized capital stock
Our authorized capital stock consists of 200,000,000 common shares and 10,000,000 preferred shares, issuable in series. Each authorized common share is without par value. There are no redemption or sinking fund provisions applicable to the common shares. All of our outstanding common shares are fully paid and non-assessable.
Voting rights
Each of our common shares entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders. None of our common shares affords any cumulative voting rights.
Directors are elected by a plurality of the votes cast. Pursuant to the majority voting policy of the board of directors, any director who receives a greater number of “withhold” votes than votes “for” his or her election in an uncontested election will submit his or her resignation to the board of directors promptly after the certification of the election results.
Except as otherwise provided by our Articles of Incorporation, Code of Regulations or Ohio law, a majority of votes cast shall control with respect to any other matter submitted to a vote of shareholders.
Dividend and liquidation rights
The holders of our common shares are entitled to receive dividends from funds legally available when, as and if declared by our board of directors and, upon our liquidation, dissolution or winding up, are entitled to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred shares.
Preemptive, conversion and subscription rights
Holders of our common shares have no preemptive or conversion rights or other subscription rights.
Preferred shares
While no preferred shares are currently outstanding, the rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate and issue in the future, including dividend rights, voting rights, conversion or exchange rights, pre-emptive rights, terms of redemption and liquidation preferences, of each series.     For example, we could grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares.
Certain provisions of our Articles of Incorporation and Code of Regulations
Pursuant to our Articles of Incorporation, our board of directors is divided, with respect to the terms for which the directors severally hold office, into three classes. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the whole board of directors, with the three year term of office of one class of directors expiring each year. In addition, our Code of Regulations provides that our board of directors may fix the number of directors within a range of nine to 11 directors. These provisions will prevent our shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
The provisions of our Code of Regulations may be amended, to the extent permitted by law, by the directors or at a meeting of the shareholders by the affirmative vote of the shareholders of record entitling them to exercise a majority of the voting power on the proposal, if such proposal has been recommended by a vote of the directors then in office as being in the best interests of the company and its shareholders. The provisions of our Articles of Incorporation may be amended at a meeting of the shareholders by the affirmative vote of the shareholders of record entitling them to exercise two-thirds of the voting power on the proposal.
Our Code of Regulations contains advance-notice and other procedural requirements that apply to shareholder nominations of persons for election to our board of directors at any annual meeting of shareholders and to shareholder proposals that shareholders take any other action at any annual meeting. In the case of any annual meeting, a shareholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the first anniversary of the date of the immediately preceding year’s annual meeting of shareholders. These shareholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year’s annual meeting. Our Code of Regulations prescribes specific information that any such shareholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Articles of Incorporation authorize our board of directors, without the approval of our shareholders, to provide for the issuance of all or any preferred shares in one or more series and to determine the number of shares of each series of preferred shares and the designation and relative, participating, optional or other special powers, preferences or qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, pre-emptive rights, terms of redemption and liquidation preferences, of each series. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred shares could adversely affect the voting power of our common shareholders.
In addition to the purposes described above, these provisions of our Articles of Incorporation and Code of Regulations are also intended to increase the bargaining leverage of our board of directors, on behalf of our shareholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its shareholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving shareholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling shareholder. The concentration of control in our company that could result from such an offer could deprive our remaining shareholders of the benefits of listing on the New York Stock Exchange and public reporting under the Exchange Act.
While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our shareholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the board of directors terms that are fair to all shareholders. Our board of directors believes that the provisions described above will (i) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all shareholders with the opportunity to sell their shares at a fair price and (ii) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our board of directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our shareholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our shareholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.
Certain anti-takeover effects of Ohio law
As an Ohio corporation, we are subject to Chapter 1704 and Section 1701.831 of the Ohio Revised Code and we have not opted out of the application of these provisions.
Chapter 1704 prohibits certain corporations from engaging in a “Chapter 1704 transaction” (described below) with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things, prior to the interested shareholder’s share acquisition date, the directors of the corporation have approved the transaction or the purchase of shares on the share acquisition date. After the three-year moratorium period, the corporation may not consummate a Chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares.
A Chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.
We are also subject to Section 1701.831 of the Ohio Revised Code, which requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting, excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation.
We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay, defer or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders, which under certain circumstances could reduce the market price of our common shares.